
02003939

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 0 6 2002
354

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40598

3/7/02 FD

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PROFESSIONAL BROKER_DEALER FINANCIAL PLANNING, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1111 WEST WOLFENSBERGER ROAD
(No. and Street)

CASTLE ROCK, (City) CO (State) 80104-9634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BLAINE STAHLMAN 303-688-7581
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BERCHEM AND ASSOCIATES, INC
(Name — *if individual, state last, first, middle name)*

7055 PERRY PARK BLVD (Address) LARKSPUR (City) CO (State) 80118 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- XXX Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02 SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BLAINE STAHLMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROFESSIONAL BROKER-DEALER FINANCIAL, INC, as of 31 DECEMBER, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT/CEO/PRINCIPAL

Title

Notary Public expires 12-3-04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berchem and Associates, Inc.
7055 Perry Park Blvd.
Larkspur, CO 80135
(303) 681-6746

Board of Directors
PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.
1111 West Wolfensberger Road
Castle Rock, CO 80104-9634

INDEPENDENT AUDITORS REPORT

I have audited the Statement of Financial Position of PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. as of December 31,2001 the related statements of income, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of creditors for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. as of December 31,2001 the result of its operations, cash flows and changes in capital for the year then ended, in conformity with generally accepted accounting principles.



Edward M. Berchem
Public Accountant

February 23 2002

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING, INC
Statement of Financial Condition
December 31,2001

ASSETS

Current Assets	
ALLIANCE MAP	160868.02
ALLIANCE INVESTMENT	0.00
CLEARING DEPOSIT	15000.00
DEPOSIT WITH NASD	500.00
NASDAQ STOCK OFFERING	3300.00
DUE 12B1 FEES FROM MUTUALS	1000.00
Total Current Assets	180668.02
Total Assets	180668.02

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities	
DUE TO FIRM 12B1 FEES	1000.00
DUE TO REGISTERED REPS	0.00
EMPLOYER FICA	0.00
Total Current Liabilities	1000.00
Total Liabilities	1000.00
Stockholders Equity	
COMMON STOCK; $1 PAR VALUE; UNLIMITED SHARES	AUTHORIZED; 161994.00
SHARES ISSUED AND OUTSTANDING	161994.00
RETAINED EARNINGS	17542.02
NET INCOME - CURRENT YEAR	1131.98
Total Stockholders Equity	180668.02
Total Liabilities and Equity	179668.02

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING, INC
Statement of Income (Loss)
December 31, 2001

	Revenues
COMMISSION INCOME - MUTUAL FUNDS	90420.38
COMMISSION INCOME - LISTED SECURITIES	620.00
COMMISSION INCOME - OTC SECURITIES	1325.97
COMMISSION INCOME - BONDS	0.00
INTEREST INCOME	2323.99
MISCELLANEOUS INCOME	361.77
INVESTMENT INCOME	0.00
Total Revenues	**95052.11**
Cost of Sales	
REP COMMISSIONS	6443.55
CLEARING FEES - J W CHARLES LISTED	568.60
CLEARING FEES - J W CHARLES OTC	1176.00
CLEARING FEES - J W CHARLES MUTUAL FUNDS	192.00
ENTRY FEES	0.00
DUE TO REPRESENTATIVES	716.37
BOND FEES	0.00
CLIENT WRITE-OFF	0.00
NEW ACCOUNT FEES	0.00
MISCELLANEOUS FEES	5.75
Total Cost of Sales	**9102.37**
Gross Profit	**85949.84**
Operating Expenses	
ACCOUNTING	175.00
AUTO EXPENSE	0.00
FIDELITY BOND	659.00
INSURANCE	4154.97
LEGAL	30.00
MEALS AND ENTERTAINMENT	1459.67
MISCELLANEOUS	794.49
MONEY PURCHASE PENSION	30000.00
OFFICE MAINTENANCE AND SERVICE	71.69
OFFICE SUPPLIES AND REPAIRS	5605.05
POSTAGE	174.15
PROFESSIONAL SUBSCRIPTIONS	739.24
REGULATORY FEES AND EXPENSES	4396.00
SALARIES EMPLOYEES INCLUDING OFFICERS	25000.00
SIPC	150.00
STATE UNEMPLOYMENT	129.45
SUB-CONTRACT	0.00
TAXES AND LICENSES	5980.51
TELEPHONE	1847.03
TRAVEL	3067.50
UTILITIES	514.56
PARKING	0.00
Total Operating Expenses	**84818.86**
Net Income <Loss>	**1131.98**

CASH FLOW FROM OPERATING ACTIVITIES:

Net Income	**1131.98**

See accompanying notes and accountant's report

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING,INC
Statement of Changes in Financial Condition Cash Flows
December 31,2001

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	1131.98
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Increase in Accounts Receivable	0.00
Decrease in Accounts Payable	0.00
Decrease Adjustment Common Stock	0.00
Total Adjustments	
NET CASH PROVIDED BY OPERATIONS	1131.98
NET INCREASE IN CASH	1131.98
CASH AT BEGINNING OF YEAR	179536.02
CASH AT END OF PERIOD	180668.00

See accompanying notes and accountant's report

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING,INC
Statement of Changes in Liabilities Stockholders Equity
DECEMBER 31,2001

	Common Stock Par Value	RETAINED EARNINGS
Balances at January 1, 2000	161994.00	17542.02
Net Income	1131.98	1131.98
Balances at December 31, 2000	161994.00	17542.02

See accompanying notes and accountant's report

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING, INC
Statements of Changes in Liabilities Subordinated to Claims of Creditors
December 31, 2001

Subordinated Liabilities at January 1, 2001	0.00	0.00
Changes in 2001	0.00	0.00
Subordinated Liabilities at December 31, 2001	0.00	**0.00**

See accompanying notes and accountant's report

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING, INC
Notes to Financial Statements
December 31, 2001

1) SIGNIFICANT ACCOUNTING POLICIES

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. prepares its financial statements on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when incurred.

2) INCOME TAXES

The Company is an "S" corporation and as such has not provided for income taxes.

3) REQUIRED NET CAPITAL

At December 31, 2001, the required net capital was $5000.00

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING, INC
Statement of Computation of Net Capital
December 31, 2001

1. Total ownership equity from statement of Financial Condition. 180302.00
2. Deduct ownership equity not allowable for Net Capital. 0.00
3. Total ownership equity qualified for Net Capital. 180302.00
4. Add:
   A. Liabilities subordinate to claims of general creditors allowable computation of net capital. Na
   B. Secured demand note deficiency. Na
5. Total capital and allowable subordinated liabilities 180302.00
6. Deductions and/or changes
   A. Total non-allowable assets from Statement of Financial Position. 1000.00 1000.00
   B. Commodity futures contracts and spot commodities proprietary capital charges. na
   C. Other deductions and/or charges. na
7. Other additions and/or allowable credits (List). na
8. Net Capital before haircuts on securities positions. 179302.00
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1):
   A. Contractual securities commitments. na
   B. Subordinated securities borrowings. na
   C. Trading and investment securities. na
      1. Exempted securities na
      2. Debt Securities na
      3. Opinions na
      4. Other securities 3606.00
   D. Undue Concentration na
   E. Other (List) na
10. Net Capital. 175606.00

Edward M. Berchem
Public Accountant

See accompanying notes and accountant's report

BERCHEM and ASSOCIATES
7055 PERRY PARK BLVD.
LARKSPUR, CO 80118
303-681-6746

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

Professional Broker-Dealer Financial Planning, Inc. is exempted from Rule 15c3-3 by section (K) (2) (B). All customer transactions cleared through Broker-Dealer on a fully disclosed basis. Name of the clearing firm is FISERV CORRESPONDENT SERVICES, Inc.



Edward M. Berchem
Public Accountant

BERCHEM AND ASSOCIATES, INC
7055 PERRY PARK BLVD
LARKSPUR, CO 80118
303-681-6746

Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

Professional Broker-Dealer Financial Planning, Inc. is exempted from Rule 15c3-3 by section (K) (2) (b). All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of the clearing firm is FISERV CORRESPONDENT SERVICES, Inc.



Edward M. Berchem
Public Accountant

BERCHEM AND ASSOCIATES, INC
7055 PERRY PARK BLVD
LARKSPUR, CO 80118
303-681-6746

A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

A Reconciliation is not applicable because no material difference existed regarding computation of net capital under Rule 15c3-1.

Professional Broker-Dealer Financial Planning, Inc. is exempted from Rule 15c3-3 by section (K) (2) (B). All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of the clearing firm is FISERV CORRESPONDENT Securities, Inc.



Edward M. Berchem
Public Accountant

BERCHEM AND ASSOCIATES, INC
7055 PERRY PARK BLVD
LARKSPUR,CO 80118
303-681-6746

A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

No reconciliation is necessary since there is no consolidation.



Edward M. Berchem
Public Accountant

BERCHEM AND ASSOCIATES, INC
7055 PERRY PARK BLVD
LARKSPUR, CO
80118

303-681-6746

The SIPC Supplemental Report is not required for Professional Broker-Dealer Financial Planning, Inc. since the SIPC has suspended assessments based on net operating revenue.



Edward M. Berchem
Public Accountant

BERCHEM AND ASSOCIATES, INC
7055 PERRY PARK BLVD
LARKSPUR, CO 80118
303-681-6746

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.



Edward M. Berchem
Public Accountant

BERCHEM AND ASSOCIATES, INC
7055 PERRY PARK BLVD
LARKSPUR, CO
80118
303-681-6746
February 23, 2002

Mr. Blaine R. Stahlman
Professional Broker-Dealer
Financial Planning, Inc.
1111 West Wolfensberger Road
Castle Rock, CO 80104

Dear Mr. Stahlman:

I, Edward M. Berchem, Public Accountant, audited the statement of financial position of Professional Broker-Dealer Financial Planning, Inc., S.E.C. file number 8-40598 and N.A.S.D. CRD number 023651 as of December 31, 2001 (Annual Audited Report, Form X-17a-5 part III). My responsibility is to express an opinion on this statement relating to Internal Controls.

Professional Broker-Dealer Financial Planning, Inc. internal control structure relating to the accounting estimates were satisfactory including all the below itemized areas.

a) Management communication of the need for proper accounting estimates.
b) Accumulation of relevant, sufficient, and reliable data on which to base an accounting estimate.
c) Preparation of the accounting estimate by qualified personnel.
d) Adequate review and approval of the accounting estimates by appropriate levels of authority.
e) Comparison of prior accounting estimates with subsequent results to assets reliability.
f) Consideration by management of whether the resulting accounting estimate is consistent with the plan of the entity.

Sincerely,



Edward M. Berchem
Public Accountant

cc: Colorado Securities Division
District of Columbia Securities Division
Maryland Securities Division
N.A.S.D. Automated Reports Department
New York Securities Division
Pennsylvania Securities Division
SEC Regional Administration

SEC Washington, D.C. Office
Virginia Securities Division
Wyoming Securities Division